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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT
UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

WADDELL & REED FINANCIAL, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Class A Common Stock,
par value $0.01 per share
(Title of Class of Securities)

930059100
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

Daniel C. Schulte
Secretary
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202
Telephone: (913) 236-2000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:
Alan J. Bogdanow
Vinson & Elkins L.L.P.
2001 Ross Avenue
Suite 3700
Dallas, Texas 75201
Telephone: (214) 220-7700

Calculation of Filing Fee

Transaction Valuation Amount*	Amount of Filing Fee
$29,413,998.00	$2,706.09**

*
Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 8,064,361 shares of Class A Common Stock of Waddell & Reed Financial, Inc. having an aggregate value of $29,413,998 will be exchanged pursuant to this offer. The aggregate value of such options was calculated using the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $92 per $1 million of the value of the transaction.

**
Previously paid.

☐	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.
	Amount Previously Paid:	Not applicable.
	Form or Registration No.:	Not applicable.
	Filing Party:	Not applicable.
	Date Filed:	Not applicable.
☐	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes to designate any transactions to which the statement relates:
☐	third party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

        This Amendment No. 2 amends and supplements the Tender Offer Statement on Schedule TO filed by Waddell & Reed Financial, Inc. (the "Company") with the Securities and Exchange Commission on February 12, 2002, and as amended by Amendment No. 1 thereto filed on March 3, 2003 (as amended, the "Schedule TO") relating to the Company's offer to exchange unexercised options to purchase shares of the Company's Class A Common Stock, par value $.01 per share (the "Common Stock"), that have an exercise price of $25.4375 or greater that are outstanding under the Waddell & Reed Financial, Inc. 1998 Stock Incentive Plan, as amended and restated (the "Plan"), the Waddell & Reed Financial, Inc. 1998 Non-Employee Director Stock Option Plan, as amended, and the Waddell & Reed Financial, Inc. 1998 Executive Deferred Compensation Stock Option Plan, as amended and restated, and that are held by the Company's employees, consultants, financial advisors and directors other than Keith A. Tucker, Chairman of the Board and Chief Executive Officer of the Company, for a certain number of restricted shares of the Common Stock to be issued under the Plan, upon the terms and subject to the conditions described in the Offer to Exchange and the Letter of Transmittal.

ITEMS 1-11.

Not applicable.

ITEM 12. EXHIBITS

        Item 12(a) of the Schedule TO is hereby amended to add the following exhibit:

  (a)(10)    Memorandum to Tender Offer Participants dated March 11, 2003.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

  (a)
  Not applicable.

2

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

WADDELL & REED FINANCIAL, INC.
/s/ JOHN E. SUNDEEN, JR.
By:	John E. Sundeen, Jr. Senior Vice President, Chief Financial Officer and Treasurer

Date: March 11, 2003

3

INDEX TO EXHIBITS

Exhibit Number	Description
(a)(10)	Memorandum to Tender Offer Participants dated March 11, 2003.

4

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INTRODUCTORY STATEMENT
  ITEMS 1-11.
  ITEM 12. EXHIBITS
  ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.
SIGNATURE
INDEX TO EXHIBITS